Force Fuels, Inc.
22525 Pacific Coast Highway, Suite 101
Malibu, California 90265
Phone: (310) 927-1711

September 18, 2009

Yolanda Crittendon
Staff Accountant
DIVISION OF CORPORATION FINANCE – Mail Stop 3010
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F STREET, NE
WASHINGTON, D.C. 20549

Re:
Force Fuels, Inc.
Form 10-K/A for the year ended July 31, 2008 filed on June 5, 2009
Form 10-Q/A for the quarter ended October 31, 2008 filed on June 5, 2009
Form 10-Q for the quarter ended January 31, 2009 filed on June 10, 2009
Form 10-Q for the quarter ended April 30, 2009 filed on June 16, 2009
File No. 000-49993

Ms. Crittendon:

This letter responds to the oral comments conveyed by phone on September 11, 2009 requesting additional support for the accounting positions taken with respect to the Assignment and Contribution Agreement between the Company and ICE Conversions, Inc. including a materiality analysis of reporting the transaction as an asset acquisition versus a recapitalization and further discussion of the accounting consideration of the consulting agreements with Messrs. Weisdorn and Hejmanowski and whether they acquired a business pursuant to EITF 98-3.

Materiality analysis of reporting the transaction as an asset acquisition versus a recapitalization.

The purchase price of the acquired assets included a cash payment of Four Hundred Thousand Dollars ($400,000) and the issuance of 1,000,000 shares of Common Stock valued at $0.03 per share.

Pursuant to the Assignment and Contribution Agreement, One Million (1,000,000) shares of Common Stock were issued to ICE Conversions, Inc. (“ICE”).  Prior to the agreement, the Company had 4,122,763 shares outstanding.  After the transaction was complete, the Company had 5,122,763 shares outstanding.  After the transaction, ICE’s stock ownership amounted to approximately 19.5% of the outstanding shares of the Company.

Force Fuels, Inc.	- 2 -	September 18, 2009

In accordance with SFAS 141 Para A108, A reverse acquisition occurs when the entity that issues securities (the legal acquirer) is identified as the acquiree for accounting purposes based on the guidance in paragraphs A10–A15.  The entity whose equity interests are acquired (the legal acquiree) must be the acquirer for accounting purposes for the transaction to be considered a reverse acquisition.  For example, reverse acquisitions sometimes occur when a private operating entity wants to become a public entity but does not want to register its equity shares.  To accomplish that, the private entity will arrange for a public entity to acquire its equity interests in exchange for the equity interests of the public entity.  The following facts pertaining to the acquisition assets of ICE validates that the transaction should not be recorded as recapitalization and be instead recorded as a purchase acquisition under SFAS 141:

a. The relative voting rights in the combined entity after the business combination— Prior owners of ICE did not acquire a majority of the Company’s voting rights subsequent to the acquisition.

b. The composition of the governing body of the combined entity— The governing body of the Company did not change due to the acquisition of the assets.

c. The composition of the senior management of the combined entity— The senior management of the Company did not change due to the acquisition of the assets.

d. The terms of the exchange of equity interests— The terms of the engagement clearly indicate that it is a straight acquisition by issuance of 1,000,000 shares (approximately 19.5% of the Company’s outstanding shares) to acquire the assets from ICE.

Based upon this analysis, we concluded that the transaction should not be treated as recapitalization, but instead should be recorded as an asset acquisition.

Accounting consideration of the consulting agreements with Messrs. Weisdorn and Hejmanowski and whether they acquired a business pursuant to EITF 98-3.

On May 12, 2008, the Company entered into separate consulting agreements with Donald Hejmanowski and Lawrence Weisdorn.  There is nothing in the consulting agreements with Hejmanowski or Weisdorn that was contingent upon or dependent upon the acquisition of assets from ICE.  Nothing in the consulting agreements with Hejmanowski or Weisdorn contemplates the acquisition of assets from ICE.

Under the terms of the consulting agreements, Messrs. Weisdorn and Hejmanowski were engaged to:

Complete an analysis of the Company’s business and industry, and follow with a comprehensive background report that summarizes the Company’s corporate profile that shall be available for distribution to business partners, or others, as the Company shall deem appropriate.

Force Fuels, Inc.	- 3 -	September 18, 2009

Work with the Company, its counsel or other representatives to revise and/or draft any other documents that may be necessary in the Company’s efforts to secure the presentation of the Company.

Introduce the Company to potential market professionals, including broker-dealers, mutual funds, and other institutional investors; providing the Company with advice regarding these introductions.

EITF 98-3 is not applicable since EITF 98-3 applies to Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business.  However, the consulting agreements with Donald Hejmanowski and Lawrence Weisdorn were purely based upon consulting services to be provided independent of any acquisition of assets or business. Therefore, the transaction will fall under SFAS 123 and has been recorded as the consulting service for the fair value of the shares issued.

You have previously received a related response to the legal issue raised in the same set of comments. Now you have received the most recent responses to the accounting issues which were also raised.

We would like to move forward to filing the Company’s S-1 Registration Statement at the earliest opportunity.

Your prompt attention to this response would once again be appreciated.

Best regards,

/s/ Lawrence Weisdorn
Lawrence Weisdorn
President, Chief Executive Officer
and Chief Financial Officer